STATEMENT OF INVESTMENTS

Dreyfus Massachusetts Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--96.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Gloucester,				
GO Notes, BAN	4.25	9/21/07	1,000,000	1,000,277
Haverhill,				
BAN	4.50	11/9/07	1,000,000	1,001,733
Holliston,				
GO Notes, BAN	4.00	5/30/08	1,150,000	1,151,103
Lawrence,				
School BAN	4.25	12/21/07	1,750,000	1,753,490
Leominster,				
GO Notes, BAN	4.00	11/8/07	2,957,200	2,958,752
Macon Trust Various Certificates				
(Massachusetts Health and				
Educational Facilities				
Authority - Harvard Vanguard				
Medical Associates Issue)				
(Liquidity Facility; Bank of				
America and LOC; Bank of				
America)	4.04	9/7/07	4,250,000 a,b	4,250,000
Massachusetts				
(Insured; FSA and Liquidity				
Facility; Lehman Liquidity				
Corporation)	4.25	9/7/07	1,400,000 a,b	1,400,000
Massachusetts,				
Consolidated Loan	5.75	10/1/07	250,000	250,416
Massachusetts,				
Consolidated Loan (Liquidity				
Facility; Dexia Credit Locale)	4.03	9/1/07	1,700,000 a	1,700,000
Massachusetts,				
GO Notes, Refunding	5.38	8/1/08	495,000	502,505
Massachusetts,				
GO Notes (Central Artery/Ted				
Williams Tunnel Infrastructure				
Loan Act of 2000) (Liquidity				
Facility; Landesbank				
Baden-Wurttemberg)	3.93	9/1/07	950,000 a	950,000
Massachusetts,				
GO Notes (Central Artery/Ted				
Williams Tunnel Infrastructure				
Loan Act of 2000) (Liquidity				
Facility; State Street Bank				
and Trust Co.)	3.93	9/1/07	385,000 a	385,000
Massachusetts,				
GO Notes, Refunding (Insured;				
FGIC)	5.00	11/1/07	300,000	300,481
Massachusetts,				
GO Notes, Refunding (Insured;				
MBIA)	5.40	11/1/07	300,000	300,748
Massachusetts Bay Transportation				

Authority, General Transportation System	5.50	3/1/08	1,000,000	1,008,790
Massachusetts Bay Transportation Authority, General Transportation System (Liquidity Facility; Landesbank Baden-Wurttemberg)	4.08	9/7/07	2,615,000 a	2,615,000
Massachusetts Development Finance Agency, IDR (Ocean Spray Cranberries, Inc. Project) (LOC; Wachovia Bank)	4.00	9/7/07	200,000 a	200,000
Massachusetts Development Finance Agency, MFHR (Georgetown Village Apartments Project) (Insured; FNMA)	4.06	9/7/07	5,930,000 a	5,930,000
Massachusetts Development Finance Agency, Revenue (Alliance Health of Massachusetts Project) (LOC; PNC Bank)	4.02	9/7/07	3,500,000 a	3,500,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	3.98	9/7/07	2,000,000 a	2,000,000
Massachusetts Development Finance Agency, Revenue (Catania-Spagna Issue) (LOC; Lloyds TSB Bank PLC)	4.03	9/7/07	2,565,000 a	2,565,000
Massachusetts Development Finance Agency, Revenue (ECM Plastic Issue) (LOC; PNC Bank)	4.08	9/7/07	2,190,000 a	2,190,000
Massachusetts Development Finance Agency, Revenue (Fessenden School Issue) (LOC; Bank of America)	4.04	9/7/07	4,000,000 a	4,000,000
Massachusetts Development Finance Agency, Revenue (FIBA Technologies Issue) (LOC; Comerica Bank)	4.04	9/7/07	1,565,000 a	1,565,000
Massachusetts Development Finance Agency, Revenue (JHC Assisted Living Corporation Issue) (LOC; TD Banknorth, N.A.)	4.00	9/7/07	5,205,000 a	5,205,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	4.04	9/7/07	2,900,000 a	2,900,000
Massachusetts Development Finance Agency, Revenue (New Jewish High School Project) (LOC; Allied Irish Banks)	3.96	9/7/07	10,315,000 a	10,315,000
Massachusetts Development Finance Agency, Revenue (The Marine Biological Laboratory Issue) (LOC; JP Morgan Chase Bank)	4.02	9/7/07	4,500,000 a	4,500,000

Massachusetts Development Finance Agency, Revenue (The Young Mens's Christian Association of Greater Worcester Issue) (LOC; TD Banknorth, N.A.)	4.04	9/7/07	6,250,000 a	6,250,000
Massachusetts Development Finance Agency, Revenue (YMCA of the North Shore Project) (LOC; Key Bank)	4.01	9/7/07	1,000,000 a	1,000,000
Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	4.15	9/7/07	11,440,000 a,b	11,440,000
Massachusetts Development Finance Authority, Multifamily Revenue (Seth I Apartments Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	4.15	9/7/07	12,550,000 a,b	12,550,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.91	9/1/07	900,000 a	900,000
Massachusetts Health and Educational Facilities Authority, Revenue (Children's Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.92	9/1/07	300,000 a	300,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	3.95	9/1/07	2,830,000 a	2,830,000
Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	4,000,000	4,001,393
Massachusetts Industrial Finance Agency, Industrial Revenue (Mercer Paper Tube Corporation Issue) (LOC; JPMorgan Chase Bank)	4.07	9/7/07	1,250,000 a	1,250,000
Massachusetts Industrial Finance Agency, Revenue (Barker Steel Company Issue) (LOC; Citizens Bank of Massachusetts)	4.29	9/7/07	900,000 a	900,000
Massachusetts Industrial Finance Agency, Revenue (Heritage at Hingham Issue) (Liquidity				

Facility; FNMA and LOC; FNMA)	4.07	9/7/07	6,760,000 [a]	6,760,000
Massachusetts Industrial Finance Agency, Revenue (Hi-Tech Mold and Tool, Inc. Issue) (LOC; SunTrust Bank)	4.07	9/7/07	750,000 [a]	750,000
Massachusetts Industrial Finance Agency, Revenue (Peterson American Corporation Project) (LOC; Bank One)	4.25	9/7/07	900,000 [a]	900,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	4.09	9/7/07	7,495,000 [a,b]	7,495,000
Massachusetts Port Authority, Special Facilities Revenue (Delta Air Lines, Inc. Project) (Insured; AMBAC and Liquidity Facility; Citibank NA)	4.09	9/7/07	7,495,000 [a,b]	7,495,000
Massachusetts Water Pollution Abatement Trust, Pool Program Bonds, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.95	9/7/07	5,280,000 [a,b]	5,280,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	4.03	9/1/07	1,700,000 [a]	1,700,000
Medford, GO Notes, BAN	4.13	2/28/08	2,900,000	2,903,638
North Reading, GO Notes, BAN	3.70	9/21/07	4,280,000	4,280,112
North Reading, GO Notes, BAN	4.25	9/21/07	1,000,000	1,000,278
Norton, GO Notes, BAN	4.00	10/2/07	5,000,000	5,000,943
Puttable Floating Option Tax Exempt Receipts (Massachusetts Water Resources Authority, General Revenue) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4.04	9/7/07	3,500,000 [a,b]	3,500,000
Shrewsbury, GO Notes, BAN	4.00	11/21/07	2,040,000	2,041,128

Total Investments (cost $156,925,787)	**96.5%**	**156,925,787**
Cash and Receivables (Net)	**3.5%**	**5,611,385**
Net Assets	**100.0%**	**162,537,172**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities

amounted to $53,410,000 or 32.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance